TWIN MINING CORPORATION
(a development stage company)

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES
For the years ended December 31, 2004, 2003 and 2002

(in Canadian dollars)	Cumulative, since inception (March 6, 1985 to December 30, 2004)	2004	2003	2002
	$	$	$	$
TORNGAT Diamond Property (note 4(a))
Balance, beginning of year	-	3,343,247	3,303,216	3,305,437
Drilling, assays and related field work	3,511,669	-	5,275	39,125
Project administration and general	54,896	78	421	954
Property acquisition and holding costs	229,155	34,335	34,335	32,700
Costs recovered during the year	(203,196)	(3,196)	-	(75,000)
Property costs written off	(218,060)	-	-	-
Total expenditures during the year	3,374,464	31,217	40,031	(2,221)
Balance, end of year	3,374,464	3,374,464	3,343,247	3,303,216

Jackson Inlet Diamond Property (note 4(b))
Balance, beginning of year	-	8,113,587	6,702,778	4,464,490
Drilling, assays and related field work	8,503,853	1,033,195	1,273,296	2,011,282
Project administration and general	173,030	54,186	10,058	37,704
Property acquisition and holding costs	1,087,563	532,259	158,674	189,302
Property costs written off	(31,219)	-	(31,219)	-
Total expenditures during the year	9,733,227	1,619,640	1,410,809	2,238,288
Balance, end of year	9,733,227	9,733,227	8,113,587	6,702,778

Atlanta Gold Property (note 4(c))
Balance, beginning of year	-	15,938,888	14,237,752	13,545,351
Drilling, assays and related field work	15,367,794	4,385,293	1,535,142	475,900
Project administration and general	2,864,404	78,673	52,800	90,923
Property acquisition and holding costs	2,992,067	107,897	113,194	125,578
Costs recovered during the year	(713,514)	-	-	-
Total expenditures during the year	20,510,751	4,571,863	1,701,136	692,401
Balance, end of year	20,510,751	20,510,751	15,938,888	14,237,752

Indonesia Properties (note 4(d))
Balance, beginning of year	-	1,450,626	1,444,738	1,432,298
Drilling, assays and related field work	1,613,072	-	-	-
Project administration and general	518,614	-	5,888	12,440
Property acquisition and holding costs	5,592,602	-	-	-
Property costs written off	(7,724,288)	(1,450,626)	-	-
Total expenditures during the year	-	(1,450,626)	5,888	12,440
Balance, end of year	-	-	1,450,626	1,444,738

Abitibi Gold Property (note 4(e))
Balance, beginning of year	-	1,619,665	-	-
Drilling, assays and related field work	1,690,891	75,932	1,614,959	-
Project administration and general	4,836	3,337	1,499	-
Property acquisition and holding costs	29,777	26,570	3,207	-
Costs recovered during the year (note 3)	(752,394)	(752,394)	-	-
Total expenditures during the year	973,110	(646,555)	1,619,665	-
Balance, end of year	973,110	973,110	1,619,665	-
	34,591,552	34,591,552	30,466,013	25,688,484

The accompanying notes are an integral part of these consolidated financial statements